UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

FLUX POWER HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

344057203

(CUSIP Number)

Michael Johnson

2685 S. Melrose Drive

Vista, California 92081

877-505-3589

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344057203

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Esenjay Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware Limited Liability Company

Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	4,674,694(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	4,674,694(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,674,694(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11)	53.8%(1)(2)
14.	Type of Reporting Person (See Instructions)	OO

(1) Includes (i) 4,303,757 shares of common stock held by Esenjay, (ii) the principal amount of $983,746 outstanding under the Secured Promissory Note, dated March 28, 2019, as amended on October 10, 2019, December 31, 2019 and June 30, 2020 (the “LOC Note”) which became convertible on June 30, 2020 at a price of $4.00 per share, for a maximum conversion of an aggregate of 245,937 shares of common stock, and (iii) the principal amount of $500,000 outstanding under the Amended and Restated Convertible Promissory Note, dated March 9, 2020, as amended on June 2, 2020 (the “Promissory Note”), which became convertible on June 30, 2020 at a price of $4.00 per share, for a maximum conversion of an aggregate of 125,000 shares of common stock. The LOC Note and Promissory Note are exercisable within 60 days.

(2) The beneficial ownership is calculated based on 8,691,424 common stock outstanding, which is the sum of (i) 8,320,487 shares of common stock outstanding of the Issuer as of July 28, 2020, and (ii) 370,937 shares of common stock, which is the maximum number of shares of common stock issuable in connection with the conversion of the principal amount owing under the LOC Note and the Promissory Note.

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CUSIP No. 344057203

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Michael Johnson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power	11,817(1)
	8.	Shared Voting Power	4,674,694(2)
	9.	Sole Dispositive Power	11,817(1)
	10.	Shared Dispositive Power	4,674,694(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,686,511(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11)	53.9%(1)(2)(3)
14.	Type of Reporting Person (See Instructions)	IN

(1) Includes options to purchase 11,817 shares of common stock which are exercisable within 60 days.

(2) Includes (i) 4,303,757 shares of common stock held by Esenjay, (ii) the principal amount of $983,746 outstanding under the Secured Promissory Note, dated March 28, 2019, as amended on October 10, 2019, December 31, 2019 and June 30, 2020 (the “LOC Note”) which became convertible on June 30, 2020 at a price of $4.00 per share, for a maximum conversion of an aggregate of 245,937 shares of common stock, and (iii) the principal amount of $500,000 outstanding under the Amended and Restated Convertible Promissory Note, dated March 9, 2020, as amended on June 2, 2020 (the “Promissory Note”), which became convertible on June 30, 2020 at a price of $4.00 per share, for a maximum conversion of an aggregate of 125,000 shares of common stock. The LOC Note and Promissory Note are exercisable within 60 days.

(3) The beneficial ownership is calculated based on 8,703,241 common stock outstanding, which is the sum of (i) 8,320,487 shares of common stock of the Issuer outstanding as of July 28, 2020, (ii) options to purchase 11,817 shares of common stock exercisable within 60 days and (iii) 370,937 shares of common stock, which is the maximum number of shares of common stock issuable in connection with the conversion of the principal amount owing under the LOC Note and the Promissory Note.

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AMENDMENT NO. 10 TO SCHEDULE 13D/A

Item 1. Security and Issuer

This Amendment No. 10 to Schedule 13D/A (this “Statement”) relates to shares of common stock, $0.001 par value of Flux Power Holdings, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2685 S. Melrose Drive, Vista, California 92081.

Item 2. Identity and Background

This statement is being filed on behalf of Esenjay Investments, LLC and Mr. Johnson (together referred to herein the “Reporting Person”):

1.	Esenjay Investments, LLC

(a)	Esenjay Investments, LLC is a limited liability company formed in Delaware (“Esenjay”) engaged in the business of investing in companies.

(b)	Esenjay’s principal office is located at 500 North Water Street, Suite 1100, Corpus Christi, Texas 78401-0236.

(c)	Within the last five years, Esenjay has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, Esenjay has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.	Michael Johnson

(a)	Michael Johnson, an individual.

(b)	Mr. Johnson’s address is 2685 S. Melrose Drive, Vista, California 92081.

(c)	Mr. Johnson was appointed as a Director of the Issuer on July 12, 2012. Mr. Johnson is also President and sole director of Esenjay Investments, LLC.

(d)	Within the last five years, Mr. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Johnson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Johnson is a citizen of the United States.

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Item 3. Source and Amount of Funds or Other Consideration

On June 30, 2020, in connection with the private placement of up to 2,000,000 shares of the Issuer’s Common Stock, par value $0.001 (“Shares”), to accredited investors for an aggregate amount of up to approximately $8,000,000, or $4.00 per share of Common Stock (the “Offering”), the Issuer completed its initial closing of the Offering, to which the Issuer sold an aggregate of 275,000 Shares at $4.00 per share, for an aggregate purchase price of $4.00 to six (6) accredited investors. Esenjay participated in this Offering in the amount of $300,000, and acquired an aggregate of 75,000 Shares of the Issuer under the Offering.

As a result of the initial closing of the Offering, the principal amount and accrued interest outstanding under Esenjay’s Amended and Restated Secured Promissory Note issued on March 28, 2019, and as amended on October 10, 2019, December 31, 2019 and June 30, 2020 (“LOC Note”), which was issued by Flux Power, Inc. (“Flux”), the Issuer’s wholly-owned subsidiary, to Esenjay, for a $12 million line of credit (“Line of Credit”), became convertible into the Issuer’s Shares at $4.00 per share, which as the cash price per share of the Offering. The LOC Note was issued pursuant to the Amended and Restated Credit Facility Agreement dated March 28, 2019, and as amended and restated on October 10, 2019 (the “Credit Facility”), by and among Flux, Esenjay and other lenders.

On June 26, 2020, Esenjay assigned $500,000 of its Amended and Restated Convertible Promissory Note, dated March 9, 2020, as amended on June 2, 2020 (the “Promissory Note”) to two (2) unrelated parties (“First Assignment”). On June 30, following the First Assignment and in connection with the completion of the Issuer’s initial closing of the Offering, the principal amount and accrued interest outstanding under the Esenjay Note became convertible into the Issuer’s Shares at $4.00 per share, which as the cash price per share of the Offering.

In addition, on June 26, 2020, Esenjay partially assigned $1,350,000 of the LOC Note to certain creditors of Esenjay as settlement of obligations owed by Esenjay to such creditors (“Second Assignment”).

On, June 30, 2020, following the initial closing of the Offering, Esenjay converted $4,400,000 under its LOC Note for an aggregate of 1,100,000 Shares at $4.00 per share (“Conversion”). As of July 28, 2020, Esenjay had $983,746 outstanding under the LOC Note.

On July 22, 2020, Esenjay partially assigned $400,000 of its Promissory Note to an unrelated third party as settlement of obligations owed by Esenjay to such party (“Third Assignment”, together with the First Assignment and Second Assignment, the “Assignments”). As of July 28, 2020, Esenjay had $500,000 outstanding under the Promissory Note.

Following the Offering, Conversion and Assignments, Esenjay beneficially owns an aggregate of 4,674,694 shares of Common Stock of the Issuer, which consists of (i) 4,303,757 shares of common stock, (ii) the principal amount of $983,746 outstanding under the LOC Note, which became convertible on June 30, 2020 at a price of $4.00 per share, for a maximum conversion of an aggregate of 245,937 shares of common stock, and (iii) the principal amount of $500,000 outstanding under the Promissory Note, which became convertible on June 30, 2020 at a price of $4.00 per share, for a maximum conversion of an aggregate of 125,000 shares of common stock. Mr. Johnson, by virtue of his ownership and control of Esenjay, is deemed to beneficially own 4,686,511 shares of Common Stock, of which 4,674,694 are directly beneficially owned by Esenjay and 11,817 represents Mr. Johnson’s right to acquire additional shares of Common Stock within sixty days upon exercise of his options. Mr. Johnson’s beneficial ownership of 4,686,511 shares of Common Stock represents 53.9% of such outstanding class of the Issuer’s securities.

The percentage calculation is based on 8,703,241 common stock outstanding, which is the sum of (i) 8,320,487 shares of common stock of the Issuer outstanding as of July 28, 2020, (ii) options to purchase 11,817 shares of common stock exercisable within 60 days and (iii) 370,937 shares of common stock, which is the maximum number of shares of common stock issuable in connection with the conversion of the principal amount owing under the LOC Note and the Promissory Note.

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Item 4. Purpose of the Transaction

The Reporting Person acquired the Issuer’s shares of Common Stock for investment purpose.

Subject to ongoing evaluation, except as otherwise set forth above, the Reporting Person has no current plans or proposals which relate to or would otherwise result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, Esenjay beneficially owns an aggregate of 4,674,694 shares of Common Stock. Mr. Johnson, by virtue of his ownership and control of Esenjay, is deemed to beneficially own 4,686,511 shares of Common Stock, of which 4,674,694 are directly beneficially owned by Esenjay and 11,817 represents Mr. Johnson’s right to acquire additional shares of Common Stock within sixty days upon exercise of his options. Mr. Johnson’s beneficial ownership of 4,686,511 shares of Common Stock represents approximately 53.9% of such outstanding class of the Issuer’s securities.

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The percentage calculation is based on 8,703,241 common stock outstanding, which is the sum of (i) 8,320,487 shares of common stock of the Issuer outstanding as of July 28, 2020, (ii) options to purchase 11,817 shares of common stock exercisable within 60 days and (iii) 370,937 shares of common stock, which is the maximum number of shares of common stock issuable in connection with the conversion of the principal amount owing under the LOC Note and the Promissory Note.

(b)	The following table sets forth the number of shares of Common Stock as to which the respective Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Esenjay Investments, LLC	-	4,674,694	-	4,674,694
Michael Johnson	11,817	4,674,694	11,817	4,674,694

(c)	The information contained in Items 3 and 4 above is hereby incorporated herein by reference in entirety.

(d)	The Reporting Person does not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement*

* Attached herewith

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2020	ESENJAY INVESTMENTS, LLC
a Delaware Limited Liability Company

/s/ Michael Johnson
	Name:	Michael Johnson
	Title:	President

MICHAEL JOHNSON
an Individual

/s/ Michael Johnson
	Name:	Michael Johnson

Attention – Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Dated: August 5, 2020	ESENJAY INVESTMENTS, LLC
a Delaware Limited Liability Company

/s/ Michael Johnson
	Name:	Michael Johnson
	Title:	President

MICHAEL JOHNSON
an Individual

/s/ Michael Johnson
	Name:	Michael Johnson